UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ADVANTAGE ENERGY INCOME FUND
(Exact name of registrant as specified in its charter)
ALBERTA, CANADA	NOT APPLICABLE
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700, 400 – 3 AVENUE SW, CALGARY, ALBERTA, CANADA	T2P 4H2
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Trust Unit Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered

On January 20, 2009, pursuant to a Unitholder Rights Plan Agreement (the “Rights Agreement”), dated as of January 20, 2009, by and between Advantage Energy Income Fund (the “Company”) and Computershare Trust Company of Canada, as Rights Agent (the “Rights Agent”), the Board of Directors (the “Board”) of Advantage Oil & Gas Ltd., the administrator of the Company, declared a distribution of one right (a “Right”) for each outstanding trust unit of the Company and any other securities or voting interests of the Company entitled to vote generally in the election of directors (collectively, the “Units”) that were issued or deemed issued at 4:00 p.m. (Calgary time) on January 20, 2009 (the “Record Time”). One Right will also be issued and attach to each Unit issued thereafter, subject to the limitations set forth in the Rights Agreement. At the Separation Time (as defined below), each Right entitles the registered holder to purchase from the Company one trust unit for an exercise price equal to Cdn$100 per unit, subject to adjustment (the “Exercise Price”).

The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions set forth in the Rights Agreement. Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Rights Agreement. A copy of the Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Rights Evidenced by Certificates for Units; Separation Time

Initially, the Rights will be evidenced by the certificates representing Units then outstanding, and no separate Right Certificates will be distributed. In general, the Rights will separate from the Units and become exercisable at the close of business (the “Separation Time”) on the tenth trading day after the earliest of (a) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, has become a beneficial owner of 20% or more of the outstanding Units (such person, an “Acquiring Person”); (b) the date of commencement of, or first public announcement of the intent of any person to commence, a takeover bid, other than a Permitted Bid or a Competing Permitted Bid (as described below), or such later date as the Directors may determine in good faith; and (c) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such.

Before the Separation Time, (i) the Rights will be evidenced by the certificates for Units and will be transferable with and only with such certificates for Units and (ii) certificates for Units issued on or after the Record Time will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference. From and after the Separation Time, the Rights will be evidenced by Rights Certificates, which will be transferable and traded separately from the Units.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Units. An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any person that becomes the Beneficial Owner of 20% or more of the Units as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Units as a result of, among other things: (i) specified acquisitions of securities of the Company (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Units); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of the Company; (iv) certain other specified exempt acquisitions (including for portfolio managers, mutual funds and other similar entities with no present intention to take control of the Company); and (v) transactions to which the application of the Rights Agreement has been waived by the Directors.

Also excluded from the definition of Acquiring Person is a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Units on the date of implementation of the Rights Agreement; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the date of implementation of the Rights Agreement, become the Beneficial Owner of more than 1.0% of the number of Units then outstanding in addition to those Units already held by such person, other than through: (i) specified acquisitions of securities of the Company (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Units); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of the Company; (iv) certain other specified exempt acquisitions (including for portfolio managers, mutual funds and other similar entities with no present intention to take control of the Company); and (v) transactions to which the application of the Rights Agreement has been waived by the Directors.

A Beneficial Owner includes an owner of securities entitling the owner to become an owner of a Unit, including conversion or exchange rights or rights to purchase.

Issuance of Rights Certificates

Until such time as the Directors otherwise determine, the Rights issued to Unitholders will be made through the book-entry system representing the number of Rights so issued. Holders of Units or associated Rights represented by the book-entry system will not be entitled to a certificate or other instrument from the Company, transfer agent or Rights Agent to evidence the ownerships thereof. New Units issued as a result of the exercise of any Right will also be represented through the book-entry system in all circumstances.

Right to Purchase Fund Units

A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person or certain transferees of Rights from an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth trading day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person or certain transferees of Rights from the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Units having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Permitted Bid

The Rights Agreement is not triggered if an offer to acquire Units would allow sufficient time for the Unitholders to consider and react to the offer and would allow Unitholders to decide to tender or not tender without the concern that they will be left with illiquid Units should they not tender.

A “Permitted Bid” is a takeover bid where the bid is made by way of a takeover bid circular and which complies with additional requirements, including the following: (i) the bid must be made to all holders of Units, other than the offeror, for all of the Units held by those holders; and (ii) the bid must not permit Units tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the Units held by Unitholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Unitholders”) have been tendered pursuant to the takeover bid and not withdrawn.

A Permitted Bid is not required to be approved by the Directors and such bids may be made directly to Unitholders. Acquisitions of Units made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Adjustments to Prevent Dilution

The Exercise Price payable, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the units of the Company. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Exercise Price.

Waiver and Redemption

The Directors may, before the occurrence of a Flip-in Event, waive the application of the Rights Agreement to a particular Flip-in Event that would occur as a result of a takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Units. In such event, the Directors shall be deemed to also have waived the application of the Rights Agreement to any other Flip-in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Units prior to the expiration of any takeover bid for which the Rights Agreement has been waived or deemed to have been waived.

The Directors may also waive the application of the Rights Agreement to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Units such that it is not an Acquiring Person within 14 days of the determination of the Directors (or any earlier or later time specified by the Directors).

In addition, the Directors may waive the application of the Rights Agreement to a Flip-in Event prior to the close of business on the tenth trading day following a Unit acquisition (or such later business day as they may from time to time determine), provided that the Acquiring Person has reduced its Beneficial Ownership of Units, or has entered into a contractual arrangement with the Company to do so within 10 days of the date on which such contractual arrangement is entered into, such that at the time the waiver becomes effective such person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, such Flip-in Event shall be deemed not to have occurred.

Subject to the provisions of the Rights Agreement, until the occurrence of a Flip-in Event, the Directors may, at any time before the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at Cdn$0.000001 per Right. In the event that a person acquires Units pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Directors have waived the application of the Rights Agreement, then the Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

No Unitholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder of the Company, including, without limitation, the right to vote or to receive distributions.

Confirmation; Reconfirmation; Termination

The Rights Agreement must be confirmed by Unitholders who vote in respect of such confirmation at a meeting of Unitholders within six months of the date of implementation of the Rights Agreement. Thereafter, the Rights Agreement must be reconfirmed at every third annual meeting of Unitholders of the Company. If the Rights Agreement is not approved at such meetings of Unitholders, the Rights Agreement and all outstanding Rights will terminate and be void and of no further force and effect. If the Rights Agreement is reconfirmed pursuant to the Rights Agreement, it and all outstanding Rights will terminate at the close of business on January 20, 2019.

Amendment of the Rights Agreement

Before the confirmation of the Rights Agreement by Unitholders, the Company may, without the approval of holders of Units or Rights, amend, vary, delete, rescind or supplement the Rights Agreement in order to make any changes that the Directors, acting in good faith, may deem necessary or desirable.

Following Unitholder confirmation of the Rights Agreement, the Company may, without the approval of the holders of Units or Rights, make amendments: (i) to correct clerical or typographical errors, (ii) to maintain the validity and effectiveness of the Rights Agreement as a result of any change in applicable legislation, regulations or rules thereunder, and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Units at the next meeting of Unitholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Following Unitholder confirmation of the Rights Agreement, but before the Separation Time, the Company may, with prior consent of the Unitholders received at the Unitholder meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Agreement or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

Following Unitholder confirmation of the Rights Agreement, and after the Separation Time, the Company may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Agreement or the Rights, whether or not such action would materially adversely affect the interests of the Rights generally.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not do so; however, the Rights may have certain anti-takeover effects.

Upon a Flip-in Event occurring and the Rights separating from the attached Units, reported earnings per Unit on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Units at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Company other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Rights Agreement. Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers.

However, the Rights help ensure that the Company’s Unitholders receive fair and equal treatment in the event of any takeover proposal of the Company. The execution of the Rights Agreement by the Company is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company’s Unitholders.

Item 2.	Exhibits
	Exhibit Number	Description of Exhibit
	4.1	Unitholder Rights Plan Agreement, dated as of January 20, 2009, by and between Advantage Energy Income Fund and Computershare Trust Company of Canada, as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 23, 2009

ADVANTAGE ENERGY INCOME FUND (Registrant) by its administrator, Advantage Oil & Gas Ltd.
By:	/s/ Weldon M. Kary
Name: Weldon M. Kary Title: Vice President, GeoSciences and Land

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Unitholder Rights Plan Agreement, dated as of January 20, 2009, by and between Advantage Energy Income Fund and Computershare Trust Company of Canada, as Rights Agent.

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